Exhibit B

Diana Corporate Contact:

Margarita Veniou

Chief Corporate Development, Governance &

Communications Officer and Board Secretary

Tel: + 30-210-9470-100

Email: mveniou@dianashippinginc.com

Website: www.dianashippinginc.com

X: @Dianaship

Diana Investor Relations Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

Tel: (212) 661-7566

Email: diana@capitallink.com

Diana Media Contact:

Mark Semer / Grace Cartwright

Gasthalter & Co.

Tel: (212) 257-4170

DianaShipping@gasthalter.com

Star Bulk Corporate Contact:

Simos Spyrou, Christos Begleris

Co - Chief Financial Officers

Email: info@starbulk.com

Star Bulk Investor Relations / Financial Media Contact:

Nicolas Bornozis

Capital Link, Inc.

Tel. (212) 661-7566

E-mail: starbulk@capitallink.com

DIANA SHIPPING INC. AND STAR BULK CARRIERS ANNOUNCE MUTUAL AGREEMENT TO TERMINATE VESSEL SALE AND PURCHASE AGREEMENT

Diana's Offer to Acquire All Outstanding Shares of Genco Remains on the Table

Termination of Agreement Has No Impact on Diana’s $1.411 Billion in Committed Financing

Nearly Eight Weeks Have Passed Since Diana Delivered Its Revised Offer and the Genco Board Has Delayed Providing a Substantive Response

Athens, Greece – August 10, 2026 – Diana Shipping Inc. (NYSE: DSX) (“Diana” or “the Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels that is the largest shareholder of Genco Shipping & Trading Limited (NYSE: GNK) (“Genco”), and Star Bulk Carriers Corp. (Nasdaq: SBLK) (“Star Bulk”) today announced that following Star Bulk’s request, the parties have mutually terminated their agreement under which Star Bulk would acquire 16 Genco vessels upon completion of Diana's proposed acquisition of Genco.

Diana’s offer to acquire all outstanding Genco shares not already owned by Diana comprised of $24.80 per share in cash (adjusted for Genco’s recently declared dividend of $0.80) plus one Diana share valued at $2.54 based on Diana’s 30-day volume-weighted average price as of June 16, 2026, remains on the table. The termination of the sale and purchase agreement with Star Bulk has no effect on Diana’s fully committed $1.411 billion financing for the proposed Genco transaction, from six leading international banks with no financing condition.

Semiramis Paliou, Diana’s Chief Executive Officer, commented:

“We are grateful to Star Bulk for their partnership and support throughout this process, and we respect their desire to move on at this time. The termination of the agreement eliminates one of Genco’s concerns regarding our proposal and our fully financed offer remains on the table. We continue to call on the Genco Board to engage with us directly and in good faith to reach a transaction that delivers full and fair value to all Genco shareholders.”

Petros Pappas, Star Bulk’s Chief Executive Officer, commented:

“Star Bulk was proud to support Diana’s proposed acquisition of Genco, which represents a compelling opportunity to create significant value for Genco shareholders. At this time, given the Genco Board’s unwillingness to negotiate, which deprives their shareholders of this opportunity, we have made the decision to withdraw from our vessel purchase agreement. We continue to believe in the financial and strategic merits of Diana’s efforts and wish them success as they continue to pursue this transaction.”

About Diana Shipping Inc.

Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. Diana’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

About Star Bulk Carriers Corp.

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Stamford and Singapore.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this communication and other statements made by Diana, may constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the intent, beliefs, expectations, objectives, goals, future events, performance or strategies and other statements of Diana or its management team, which are other than statements of historical facts.

These forward-looking statements relate to, among other things, Diana’s proposal to acquire Genco and the anticipated benefits of such a transaction, and Diana’s ability to finance such transaction. Forward looking statements can be identified by words such as “believe,” “will,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release and in other statements made by Diana or Star Bulk, as applicable, are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Diana’s records, Genco’s public filings and disclosures and data available from third parties. Although Diana believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond its control, Diana cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

The forward-looking statements in this communication are based on current expectations, assumptions, and estimates, and are subject to numerous risks and uncertainties. These include, without limitation, risks relating to: (i) the possibility that the proposed transaction may not proceed; (ii) the ability to obtain regulatory or shareholder approvals, if required; (iii) the risk that Genco’s Board of Directors or management may continue to oppose the proposal or not respond to further attempted engagement by Diana; (iv) failure to realize anticipated benefits of the transaction; (v) changes in the financial or operating performance of Diana, Star Bulk or Genco; and (vi) general economic, market, and industry conditions. These and other risks are described in documents filed by Diana with, or furnished by Diana to, the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC, and are described in documents filed by Genco with, or furnished by Genco to, the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC. Diana undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.